New Providence Acquisition Corp.

6500 Riverplace Blvd, Bld 1, Suite 450
Austin, TX 78730

September 6, 2019

VIA EDGAR

Office of Financial Services

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Gessert and Pamela Long

Re:	New Providence Acquisition Corp. Registration Statement on Form S-1 File No. 333-233449

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Providence Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 10, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith
Chief Executive Officer